UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                FORM 11-K


          FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
            AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended October 31, 1995

                               or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange
      Act of 1934


                      Commission File Number 0-9146


                          401(k) Savings Plan of
                          Unique Mobility, Inc.
                          425 Corporate Circle
                          Golden, Colorado 80401
                    (Full title and address of the Plan)


                           Unique Mobility, Inc.
         (Name of issuer of Securities held pursuant to the Plan)


               425 Corporate Circle, Golden, Colorado 80401
             (Address of issuer's principal executive office)

REQUIRED INFORMATION

1. Statements of Net Assets Available for Participant Benefits, October 31, 1995 and 1994.

2. Statements of Changes in Net Assets Available for Participant Benefits, years ended October 31, 1995, 1994 and 1993.

3.     Notes to Financial Statements.

4.     Consent of KPMG Peat Marwick LLP.


                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned there unto duly authorized.

Date: April 29, 1996                      401(k) Savings Plan of
                                          Unique Mobility, Inc.


                                          By: /s/ Titus Herschberger
                                               TITUS HERSCHBERGER,
                                               Plan Administrative
                                               Committee Chairman


                                          By: /s/ John Allen
                                               JOHN ALLEN
                                               Plan Administrative
                                               Committee Member


                                          By: /s/ Elaine England
                                              ELAINE ENGLAND
                                              Plan Administrative
                                              Committee Member